UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CEPTOR CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	11-2897392
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

200 International Circle Suite 5100 Hunt Valley, Maryland	21030
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to general Instruction A.(c), please check the following box. [     ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ X ]

Securities Act registration statement file number to which this form relates:	N/A
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

None

Securities to be registered pursuant to Section 12(g) of the Act:

Series B Preferred Stock, par value $0.0001 per share
(Title of Class)

(Title of Class)

Item 1.	Description of Registrant’s Securities To Be Registered.

On February 16, 2006, the Board of Directors of CepTor Corporation (the “Company”) approved the issuance of one preference share purchase right (a “Right”) for each outstanding common share, par value $0.0001 per share (the “Common Shares”), of the Company. Stockholders of record on March 7, 2006 (the “Record Date”) will receive the Rights. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-hundredth of a share of Series B Preferred Stock, without par value (the “Preference Shares”), of the Company at a price of $168 per one one-hundredth of a Preference Share, subject to adjustment under certain circumstances (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of March 7, 2006 between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”).

Initially, ownership of the Rights will be evidenced by the Common Share certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. In certain circumstances, the Rights will separate from the Common Shares on a Distribution Date that will occur at the close of business on the date that is the earlier of the tenth business day following (i) a public announcement that (or event resulting in such acquisition of which the Company becomes aware that) a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Common Shares (the “Shares Acquisition Date”), or (ii) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding Common Shares, unless the transaction is a tender offer or exchange offer for all Common Shares of the Company and the Board of Directors has determined that the price is fair to the stockholders of the Company and the transaction is otherwise in the best interest of the Company. Until the Distribution Date, (a) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (b) new Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 6, 2016, unless (i) the Rights Agreement is extended by the Board by the amendment of the Rights Agreement, (ii) the Rights are earlier redeemed by the Company as described below or (iii) a transaction under Section 13(d) of the Rights Agreement (relating to consolidation, merger or sale or transfer of assets or earning power) shall have occurred.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Rights may be issued after the Distribution Date and prior to their redemption or expiration only in cases approved by the Board or in connection with the exercise of stock options, stock appreciation rights, grants or awards that are outstanding on the Distribution Date under any benefit plan or arrangement for employees or directors.

Except in the circumstances described below, after the Distribution Date each Right will be exercisable for one one-hundredth of a Preference Share. Each one one-hundredth of a Preference Share carries voting rights that are intended to approximate the equivalent of one Common Share. The voting and dividend rights of the Preference Shares are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Shares of the Company. In lieu of issuing certificates for fractional Preference Shares that are not integral multiples of one one-hundredth of a Preference Share (e.g., three one-hundredths of a Preference Share), the Company shall pay cash representing the current market value of the same fraction of a Preference Share.

Subject to certain conditions, upon the occurrence of a person becoming an Acquiring Person, the Rights of the Acquiring Person and certain transferees of the Acquiring Person will be void. In addition, each other holder of a Right (with certain exceptions) will have the right to receive, upon exercise thereof at the current Purchase Price in accordance with the terms of the Rights Agreement, in lieu of a number of Preference Shares, such number of Common Shares as shall equal the result obtained by (x) multiplying the then current Purchase Price by the number of one one-hundredths of a Preference Share for which a Right was exercisable immediately prior to the first occurrence of such event, and (y) dividing that product (which, following such first occurrence, shall thereafter be referred to as the “Purchase Price” for each Right) by 50% of the current per share market price per Common Share on the date of such first occurrence. Notwithstanding any of the foregoing, the Rights will be exercisable following the Shares Acquisition Date only when the Rights are no longer redeemable by the Company as discussed below.

At any time after a Person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board may exchange all or part of the Rights (other than Rights held by such Person or group which may have become void), in whole or in part, for Common Shares at an exchange ratio of one Common Share per Right.

At any time during the ten days following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right. That ten-day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.0001 redemption price.

In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger with a subsidiary of the Company in circumstances where the benefits of the Rights will not be substantially diminished), or (ii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a valid Right shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to twice the exercise price of the Right based on average market price of such shares during the 30 trading days prior to the consummation of the merger or sale (that is, at a price per share equal to one-half of their average market price during such 30 prior trading days). Again, provision is made to permit surrender of the Rights in exchange for one-half of the value otherwise purchasable.

The Purchase Price payable and the number of one one-hundredths of a Preference Share or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) if holders of the Common Shares are granted certain rights or warrants to subscribe for Common Shares or convertible securities at less than the current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company so long as the rights are redeemable by the Board except to reduce the redemption price. After such time, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement.

While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the description of the Rights and their terms set forth in the Rights Agreement, a copy of which is filed as an Exhibit hereto.

Anti-Takeover Effect of Delaware Law, Certain By-Law Provisions

The Registrant’s by-laws are intended to strengthen the position of its Board of Directors in the event of a hostile takeover attempt, and in other similar circumstances. These by-law provisions have the following effects:

•

they provide that only business brought before an annual meeting by the Board or by a stockholder who complies with the procedures set forth in the by-laws may be transacted at an annual meeting of stockholders; and

•	they provide for advance notice of certain stockholder actions, such as the nomination of directors and stockholder proposals.

The Registrant is also subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale, or other transaction, resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the voting stock.

Item 2.	Exhibits.
Exhibit No.	Description
1.

Rights Agreement, dated as of March 7, 2006, between CepTor Corporation and American Stock Transfer & Trust Company, which includes the Form of Certificate of Amendment setting forth the terms of the Series B Preferred Stock, without par value, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preference Shares as Exhibit C.

2.	Amended and Restated Certificate of Incorporation*
3.	Certificate of Correction**
4.	By laws***

_________________________

*	Incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed January 31, 2005 (the “Form 8-K”).
**	Incorporated by reference to Exhibit 3.1 to Registrant’s Amendment to Current Report on Form 8-K/A filed February 11, 2005.
***	Incorporated by reference to Exhibit 3.2 to the Form 8-K.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 8, 2006	CEPTOR CORPORATION

	By:	/s/ William H. Pursley
		Name:	William H. Pursley
		Title:	Chairman and Chief Executive Officer